

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2024

William B. Furr
Chief Financial Officer
Hilltop Holdings Inc.
6565 Hillcrest Avenue
Dallas, TX 75205

     Re: Hilltop Holdings Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          File No. 001-31987

Dear William B. Furr:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance